

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2022

Michael Behrens
Chief Executive Officer
My Racehorse CA LLC
250 W. 1st Street, Suite 256
Claremont, CA 91711

> **Re: My Racehorse CA LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 31**
> **Filed December 7, 2021**

Dear Mr. Behrens:

    We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment No. 31 to Form 1-A Filed December 7, 2021

Transfer Agent and Registrar, page 240

1.   Please include a description of the material terms of your transfer agent agreement with Vertalo, Inc. and file the agreement as an exhibit.

General

2.   It appears pursuant to the co-ownership agreements related to this offering that Spendthrift Farms LLC and My Racehorse CA LLC make decisions regarding the horses relevant to this offering by majority or unanimous vote, with a few minor exceptions. Please tell us whether and how you have determined that My Racehorse has approval rights over a broad range of day to day operational matters that directly impact the value of the parties' agreements and that My Racehorse does not have limited management control in the relevant assets.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christopher Tinen